FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 9, 2006

Commission File Number [                    ]

Telefónica Móviles, S.A

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles acquires minority interest in Telefónica Móviles México.

NOTIFICATION OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, December 21, 2005

In compliance with article 82 of Law 24/1988, July 29, of the Securities Market Law and related provisions, and in order to make public a Notice of Corporate Action, we hereby inform you that Telefónica Móviles, S.A. (“TEM”) and its partner in Mexico, Mr Alejandro Burillo Azcárraga, have reached and agreement for TEM’s acquisition of 8% of Telefónica Móviles México, S.A. de C.V.’s share capital owned by Mr Burillo, thus allowing TEM to reach a 100% stake of its Mexican subsidiary. Both parties have informed the competition authorities of the transaction, as provided for under Mexican legislation.

This transaction allows TEM to acquire 100% of Telefónica Móviles México, S.A. de C.V. share capital prior to its call options exercise period, that permitted the acquisition of 4% of the share capital during third quarter of 2007 and the remaining 4% of the share capital during third quarter of 2008 (or 8% in the absence of partial exercise during 2007)

This acquisition implies a disbursement for TEM of 177 thousand euros. This transaction performed by TEM and structured thorough an exchange of Telefónica Móviles México S.A. shares for Telefónica S.A. shares allows Mr Burillo to became shareholder of the head company of the Telefonica Group. This operation does not imply a material increase in TEM’s debt as, following the International Accounting Standards, the minimum Group Burillo’s put option exercise price was accounted as debt and as of November 30, 2005 (counting interest earned to that date) amounted to 153 millions euros.

The acquisition by TEM of 8% Telefónica Móviles México, S.A. de C.V., share capital, which was already provided for under the shareholders agreement entered into with Burillo Group in 2002, terminates those agreements, and resolves the put and call options over Telefónica Móviles México, S.A. de C.V. shares ruled by those agreements.

Mr. Alejandro Burillo Azcárraga, will remain as a member of TEM Board of Directors as well as linked to Telefónica Móviles México, S.A. de C.V. as an strategic advisor. .

Attached find press announcement that will be distributed to the media.

Antonio Hornedo Muguiro

General Counsel

Telefónica Móviles, S.A.

Press Release

21/12/2005

TELEFÓNICA MÓVILES BRINGS FORWARD THE ACQUISITION OF 100% OF ITS MEXICAN SUBSIDIARY

•	Telefónica Móviles has reached an agreement to acquire the 8% of Telefónica Móviles México held by Alejandro Burillo, bringing forward the time frame established by the accord between the shareholders, which set the first date for executing the call and put options on the shares in the third quarter of 2007.

•	Through this acquisition, Telefónica Móviles increases its stake in a company with high growth potential and significant scope for cash flow generation in the medium term.

•	Alejandro Burillo, Chairman of Grupo Burillo, will become a shareholder of Telefónica, S.A. and will continue as a member of the Board of Directors of Telefónica Móviles.

Madrid, 21 December 2005.- Telefónica Móviles has reached an agreement to acquire the 8% stake of Telefónica Móviles México held by its partner Alejandro Burillo. As a result, Telefónica Móviles now owns 100% of its Mexican subsidiary.

The transaction, which has been made known to the Mexican Anti-Trust Authority (Cofeco), represents a cost to Telefónica Móviles of 177 million euros. It is being carried out by Telefónica Móviles and structured via the exchange of shares of Telefónica Móviles México S.A. for shares of Telefónica S.A., so that Alejando Burillo will become a stockholder of the parent company of the Telefónica Group.

The operation will not involve any significant increase in Telefónica Móviles’ debt as, under International Financial Reporting Standards (IFRS), the minimum price for Grupo Burillo’s put option has been booked as debt. At 30 November 2005, calculated according to interest paid to that date, it had a value of 153 million euros.

The acquisition of 8% of Telefónica Móviles México will allow Telefónica Móviles to increase its holding in a company which has high growth potential and significant scope for cash flow generation in the medium term, bringing forward the dates established in the agreement made between the shareholders for this acquisition. That agreement established the first date for executing the call option in the third quarter of 2007 (4% stake) and the third quarter of 2008 for the remaining 4% (or 8% if the option was not partially exercised in 2007).

The Mexican cellular market, with a penetration rate of around 43% at the close of 2005, has significant growth potential with market consensus forecasts suggesting that the penetration rate will be over 60% by the end of 2008 (nearly 70 million customers). The same forecasts imply that the Mexican market could generate service revenues of over 10 billion euros in 2008.

The transaction is yet another example of the Telefónica Group’s commitment to the economy and in particular to the telecoms sector of Mexico, which the group considers to a strategic market.

Alejandro Burillo will stay on as Telefónica Móviles’ strategic advisor in Mexico, bringing with him his extensive knowledge of the Mexican economy. He will also remain on Telefónica Móviles’ Board of Directors.

More information in our web page: http://www.telefonicamoviles.com

Dirección de División de Comunicación	Tel: +34 91 423 40 44
Paseo de Recoletos, 7 y 9	Fax: +34 91 423 40 11
28004 Madrid	e-mail: prensa_tm@telefonicamoviles.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: January 9, 2006	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel